UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COOL TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

404273104
(CUSIP Number)

Eric Hess, Esq.
Hess Legal Counsel LLC
120 West 45th Street, Suite 3705
New York, NY 10036
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404273104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KHIC, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

25,044,914 (1)
		8.	SHARED VOTING POWER

NONE
		9.	SOLE DISPOSITIVE POWER

25,044,914 (1)
		10.	SHARED DISPOSITIVE POWER
NONE
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,044,914 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.58% (2)
14.	TYPE OF REPORTING PERSON (see instructions)

OO

(1)

Includes (i) 14,944,914 shares of Common Stock of Cool Technologies, Inc. (the “Company”), issuable upon conversion by Reporting Person of a Senior Convertible Note; (ii) 150,000 shares of Common Stock underlying 3 shares of Series A Preferred Stock (having voting rights to 50,000 shares of Common Stock for each share of Series A Preferred Stock); (iii) 8,000,000 shares of Company Common Stock that may be acquired by the Reporting Person within 60 days upon the exercise of a Call Right to purchase shares of Common Stock of the Company; (iv) 650,000 shares of Common Stock of the Company owned by the Reporting Person; and (v) 1,300,000 shares of Company Common Stock that may be acquired by the Reporting Person within 60 days upon the exercise of Warrants to purchase shares of Common Stock from the Company.

(2)

The percentage is based on a total of 112,388,236 issued and outstanding shares of Common Stock of the Company and 116 issued and outstanding shares of Series A Preferred Stock (each such share of Series A Preferred Stock has the voting right of 50,000 shares of Common Stock) as of December 16, 2016 as reported in the Company’s Form S-1 filed with the United States Securities and Exchange Commission on December 22, 2016. Such percentage also includes shares issuable to the Reporting Person upon conversion of the Senior Convertible Promissory Note and upon exercise of the Call Right and Warrants but does not include shares of Common Stock issuable upon exercise of outstanding options or warrants by third parties.

CUSIP No. 404273104	13D	Page 3 of 5 Pages

Introductory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed by the Reporting Person on September 9, 2016 (as amended, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (“Common Stock”) and Series A preferred stock (“Series A Preferred Stock”), of Cool Technologies, Inc. (the “Company”). Except as otherwise provided in this Amendment No. 1, the Schedule 13D remains unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Pursuant to a Securities Purchase Agreement (the "Purchase Agreement"), dated December 23, 2016, the Reporting Person purchased from the “Company: (i) six hundred and fifty thousand (650,000) restricted shares of Company Common Stock at a purchase price of $0.10 per share; (ii) a warrant to purchase six hundred and fifty thousand (650,000) shares of Common Stock with an exercise price of $0.12 per share; and (iii) a warrant to purchase six hundred and fifty thousand (650,000) shares of Common Stock with an exercise price of $0.15 per share (items (ii) and (iii), collectively, the “Warrant”). Each Warrant shall expire five years from the date of issuance and has no provision for cashless exercise. The aggregate consideration was sixty five thousand dollars ($65,000).

In order to provide for registration for the public resale of all shares and the Warrant, the Company and the Reporting Person executed a Registration Rights Agreement concurrently with the Purchase Agreement.

Additionally, the Reporting Person was previously assigned 3 shares of Series A Preferred Stock on March 9, 2016 from Spirit Bear Limited. The Series A Preferred Stock have voting rights to 50,000 shares of Common Stock for each share of Series A Preferred Stock.

Further, the Call Right was previously described in the Schedule 13D filed by the Reporting Person on September 9, 2016, although not defined as the “Call Right”. Under the terms of the Call Right, the Reporting Person has the right to require the Company to sell to the Reporting Person 4,000,000 restricted shares of Common Stock at a purchase price of $0.05 per share, and a warrant to purchase 4,000,000 shares of Common Stock with an exercise price of $0.06 per share. The aggregate consideration for exercise of the Call Right is $200,000. The period for exercise of the Call Right expires on or around May 8, 2017. The warrant shall expire five years from the date of issuance and has no provision for cashless exercise.

CUSIP No. 404273104	13D	Page 4 of 5 Pages

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The Purchase Agreement was entered into with the Company to provide the Company with working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The Reporting Person currently beneficially owns 25,044,914 shares of the Company’s Common Stock, issuable upon conversion of the Note and Warrant.

Shares beneficially owned by the Reporting Person account for 17.58% of the Company’s outstanding Common Stock if shares issuable upon conversion of the Note and upon the exercise of the Call Right and Warrants held by the Reporting Person are included. Such percentage does not include shares of Common Stock issuable upon exercise of outstanding options or warrants by third parties.

(b)	The Reporting Person holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of the securities listed under items 3 and 5(a).

(c)	Other than the transactions described herein, there has been no other transactions concerning the securities of the Company that were effected by the Reporting Person during the past sixty (60) days.

(d)	None.

(e)	Not applicable.

CUSIP No. 404273104	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KHIC, LLC

By:
Eric Hess, Secretary

January 8, 2016